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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                    International Thoroughbred Breeders, Inc.
         -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 par value
         -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   460491 80 6
         -----------------------------------------------------------------
                                 (CUSIP Number)

                               Sarah Hewitt, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 944-1515
          ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  July 1, 1997
          ----------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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CUSIP NO. 460491 80 6                 13D                  Page 2 of 5 Pages

1       NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Suisse First Boston Mortgage Capital LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP                                               (a)    | |
                                                                 (b)    | |
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3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
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   NUMBER             7      SOLE VOTING POWER            2,419,509 Shares*
     OF               ----------------------------------------------------------
   SHARES
BENEFICIALLY          8      SHARED VOTING POWER                 None
   OWNED              ----------------------------------------------------------
     BY
    EACH              9      SOLE DISPOSITIVE POWER       2,419,509 Shares*
  REPORTING           ----------------------------------------------------------
   PERSON
    WITH              10     SHARED DISPOSITIVE POWER            None
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                            2,419,509 Shares*
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES| |
        CERTAIN SHARES
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  17.2%*
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14      TYPE OF REPORTING PERSON                          OO
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* See Item 5 hereof




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CUSIP NO. 460491 80 6                 13D                    Page 3 of 5 Pages


Item 1  Security of Issuer
        ------------------

        This Amendment No. 1 to Statement on Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Shares"), of International Thoroughbred Breeders, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 1232, Cherry Hill, New Jersey 08034.

Item 2  Identity and Background
        -----------------------
        This Amendment No. 1 to Statement on Schedule 13D is being filed by Credit Suisse First Boston Mortgage Capital LLC ("CSFB"). CSFB is a Delaware limited liability company with its principal address at 11 Madison Avenue, New York, New York 10010.

Item 3  Source and Amount of Funds or Other Consideration
        -------------------------------------------------
               Not Applicable

Item 4  Purpose of Transaction
        ----------------------
        On July 1, 1997, the Company issued 2,093,868 Shares to Casino-Co Corporation ("Casino-Co"), a Nevada corporation and wholly owned subsidiary of Las Vegas Entertainment Network, Inc. ("LVEN"), a Delaware corporation, in exchange for cancellation of a $10.5 million secured promissory note dated January 24, 1996 (the "Note") issued by the Company and its wholly owned subsidiary, Orion Casino Corporation, to LVEN's wholly owned subsidiary, Country Land Properties, Inc. ("CLP"), in connection with the acquisition of the El Rancho property in Las Vegas, which Note had previously been assigned by CLP to Casino-Co (the "Conversion"). The Company also issued 232,652 Shares to CSFB in consideration of CSFB's consent to the Conversion. The Shares issued to Casino-Co and CSFB were based on a valuation of approximately $5.00 per Share.

        In a separate transaction, the Company is discussing with LVEN the acquisition of Casino-Co which holds a right to receive certain contingent consideration based on the "adjusted cash flow" from the development of the Las Vegas property. The acquisition is subject to, among other things, an independent valuation of Casino-Co, the receipt of independent fairness opinions and Board and shareholder approval. There can be no assurance that such transaction will be completed. If such transaction were to be completed, CSFB may receive additional Shares in connection with such transaction.

        Except as indicated in this Amendment No. 1 to Statement on
Schedule 13D, CSFB currently has no specific plans or proposals that relate or would result in any of the matters described in





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CUSIP NO. 460491 80 6                   13D                   Page 4 of 5 Pages



 subparagraphs (b) - (j) of item 4 of Schedule 13D.

Item 5  Interest in the Securities of the Issuer
        ----------------------------------------
        The Company had a total of 11,651,528 shares of Common Stock outstanding on May 19, 1997, as disclosed by the Company in its quarterly report on Form 10-Q for the period ended March 31, 1997.

        Pursuant to Rule 13d-3, CSFB owns 232,652 Shares and may be deemed to beneficially own an aggregate of 2,186,857 Shares issuable upon exercise or conversion of other securities as contemplated by Rule 13d-3(d)(1)(i). All of such Shares (totaling 2,419,509 Shares) constitute an aggregate of 17.2% of the outstanding Common Stock, assuming the exercise or conversion of the aforementioned securities. For purposes of Section 13(d), CSFB may be deemed to have sole power to vote or to direct the vote, and to dispose or to direct the disposition, of all of such Shares.

               Except as set forth herein, CSFB does not beneficially own any shares of Common Stock of the Issuer or has not engaged in any transaction in any such Shares during the sixty day period immediately preceding the date hereof.




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CUSIP NO. 460491 80 6                  13D             Page 5 of 5 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to CSFB set forth in this statement is true, complete and correct.

                                            CREDIT SUISSE FIRST BOSTON MORTGAGE
                                                CAPITAL LLC

                                            By:   /s/ William Adamski
                                                  -----------------------
                                                Name:  William Adamski
                                                   Title:  Vice-President

Dated: August 8, 1997